UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


							October 18, 2005


Via U.S. Mail and Facsimile
D. Cameron Findlay
Executive V.P. and General Counsel
Aon Corporation
Aon Center
200 East Randolph Street, 3rd Floor
Chicago, IL 60601

RE:		Aon Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Response Letter Dated June 2, 2005
      File No. 1-07933

Dear Mr. Findlay:

      We have reviewed the above filing and response letter and have the following comment. We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

We note your June 2, 2005 response to our prior comment issued on April 28, 2005. Please advise us whether any of your subsidiaries have, or have had, operations in the Sudan. Describe any such operations, including the material terms of any contracts governing the operations, and advise us whether the operations included doing business with the Sudanese government and/or enterprises controlled by the Sudanese government. Discuss the materiality of any Sudan operations, and whether those contacts with a U.S.-designated state sponsor of terrorism pose a material investment risk to your security holders by virtue of their potential impact upon your reputation and share value. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with U.S.-designated state sponsors of terrorism has been adopted by Arizona and Louisiana. Legislation requiring divestment from, or reporting of interests in, companies that do business with
Sudan recently has been proposed by several other U.S. states, and adopted by Illinois and New Jersey.

Your conclusion with respect to the risk of injury to your reputation and share value by virtue of your subsidiaries` operations in Iran appears to be based primarily upon the lack of media attention to your subsidiaries` operations there. Please discuss the issue for us in light of the increased public concern about corporate contacts with U.S.-designated state sponsors of terrorism evidenced by the above-mentioned Arizona and Louisiana legislation.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact James Lopez at
(202) 551-3536 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.




								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance

D. Cameron Findlay
Executive V.P. and General Counsel
October 18, 2005
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